SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A. on September 28, 2016.

By letter dated September 28, 2016, the Company’s Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2016 at 3:00 p.m., at Moreno 809 (Intercontinental Hotel), City of Buenos Aires, a venue other than its registered office.

Moreover, notice is given that the following items, inter alia, will be dealt with in addition to those proper of the ordinary shareholders’ meeting regarding consideration of the balance sheet closed as of June 30, 2016:
■
Update on shared services agreement report.
■
Approval of sums paid as personal asset tax levied on the shareholders.
■
Renewal of delegation of powers conferred to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the US$300,000,000 global note program, as approved by the shareholders’ meetings dated October 31, 2012, November 14, 2014, and its increase by an additional amount of US$200,000,000 as approved by the shareholders’ meeting dated October 30, 2015.
■
Grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies.
■
Approval of special merger balance sheet of AGRO MANAGERS S.A.;separate special merger balance sheet of CRESUD S.A.C.I.F.y A. and consolidated merger balance sheet of CRESUD S.A.C.I.F y A. and AGRO MANAGERS S.A. as of 06.30.2016 as well as the supervisory committee’s and auditor’s reports. Authorizations and delegation of powers. Approval of preliminary merger agreement with AGRO MANAGERS and further related documents. Appointment of representative to execute the final agreements and carry out the relevant proceedings.
■
Distribution of treasury shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

September 29, 2016	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets